Miranda Gold Corp.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

May 26, 2004

Larie Richardson
Nevada North Resources U.S.A. Inc.
501 South 1st Avenue, Suite N
Arcadia, Ca.
91006-3888

Re: Binding Letter Agreement on Lease Terms for Four Pine Valley Properties

Dear Mr. Richardson:

The purpose of this letter is to set forth binding contract terms between Miranda Gold Corp. and its subsidiary, Miranda U.S.A., Inc. ("Miranda"), as Lessee, and Nevada North Resources, Inc. and Larie Richardson ("Nevada North") as Lessor, whereby Miranda agrees to lease from Nevada North four Pine Valley properties on the terms hereinafter set forth as follows:

I      Parties

The lessee is Miranda Gold Corp, address shown above, through its subsidiary Miranda U.S.A., Inc. ("Lessee"). The lessor is Nevada North Resources U.S.A., Inc. and Larie Richardson ("Lessor"), holder of record of undivided interest in the lode mining claims described below.

II      Property

The Property consists of four (4) projects comprised of separate groups of unpatented lode mining claims located in Pine Valley, Eureka County, Nevada. The four projects are known as the BPV claims (43 claims), the Red Hill claims (79 claims), the CONO claims (73 claims), and the Coal Canyon claims (64 claims) all as more particularly described in Exhibit "A" attached hereto.

III      Term

The term of the lease will be 20 years and so long thereafter as any exploration, mining, development, or processing of minerals continues.

IV      Advance Royalty

Subject to a termination right, Miranda will pay the following advance minimum royalties, all of which shall be fully and immediately recoupable out of production:

$25,000 on signing and $25,000 on the first and second anniversary;
3rd and 4th anniversaries - $40,000;
5th and 6th anniversaries - $50,000;
7th and 8th anniversaries - $60,000;
9th and 10th anniversaries - $70,000;
thereafter: $80,000 plus the cost-of -living ("COLA") formula as follows:

Beginning on the eleventh anniversary of the Agreement, the Advance Royalty of $80,000 shall be adjusted for inflation increases according to the United States Department of Labor Consumer Price Index. The beginning index shall be the index published for April 2015. However, in no case will the Advance Royalty drop below the Advance Royalty base amount of $80,000.

V      Net Smelter Royalty ("NSR")

Miranda will pay the following royalty, subject to the NSR Buy Down Option, which will be a sliding scale net smelter return ("NSR"), based on gold price as follows:

Gold Price per ounce	NSR
Less than $275	2.5%
$275 and up to $374	3%
$375 and up to $474	4%
$475 and above	5%

VI      NSR Buy Down Option

Miranda shall have the right, exercisable at any time, to buy a portion of the Lessor's NSR interest down to a 2% minimum NSR. The purchase price of the NSR royalty shall be $1,000,000 US for each 1% NSR, $500,000 for each .5% NSR, and $250,000 for each .25% NSR. Such a buy down may take place all at one time or piecemeal.

The right to purchase the said NSR interest shall be exercised by Miranda providing the Lessor with notice of the purchase accompanied by payment in full for the amount of the NSR interest being purchased for each project on which Miranda is purchasing the NSR.

If the United States mining laws are hereafter amended or a new federal law is enacted requiring the payment of a royalty, a percentage of gross or net profits, a severance tax or any other form of compensation to the United States based upon the production of minerals from the Property or any portion thereof (a "U.S. Government Tax or Royalty"), then the purchase price of the NSR royalty shall be half of the purchase price described above in this paragraph VI. For clarity, the purchase price of the NSR royalty would then be $500,000 US for each 1% NSR, $250,000 for each .5% NSR, and $125,000 for each .25% NSR. In this event, Lessor's NSR royalty shall not be reduced below two percent (2.0%) . However, if only a portion of the NSR Buy Down Option is exercised, then in the event of an additional increase in the gold price the Lessor shall retain the remaining unpurchased NSR percentage points on the sliding scale NSR, as outlined in paragraph V herein.

This paragraph on US Government Tax on Royalties is not intended to be triggered by a general increase in personal or corporate income taxes.

VII      Termination

The Property comprises four projects individually known as the BPV claims, the Red Hill claims, the Cono claims, and the Coal Canyon claims all as more particularly described in Exhibit "A" attached hereto. Lessee shall have the right to terminate the lease on any of the four individual projects comprising the Property, and terminate all of Lessee's obligations with respect thereto by delivering to Lessor a quitclaim deed conveying the surrendered project to the Lessor. Surrender of any one or more of the projects shall not affect the amount of Advance Royalty unless all four projects are terminated, in which case the Advance Royalties shall cease.

Any return of the projects should be on or before June 1st. If not returned by this date, Miranda shall be obligated to pay the BLM and County maintenance fees due within that year.

VIII      Other Terms and Conditions

As soon as practical, Lessee shall prepare and send to Lessor a draft definitive form of lease. This is our mutual commitment to use customary terms and conditions that are standard to the mining industry.

Miranda Gold Corp. is enthusiastic about the potential of the Pine Valley area of Nevada. We look forward to the possibility of working together on these exciting projects.

If you agree to this binding Letter Agreement please sign and return it by fax to my attention at 604-689-1722. Upon receipt by fax and signed by both parties this binding Letter Agreement shall be immediately effective and we will mutually consider this as our agreement on terms to proceed with the lease.

Sincerely,

MIRANDA GOLD CORP.

/s/ "Dennis Higgs"

Dennis L. Higgs, B. Comm.
Chairman

Agreed and Accepted by Nevada North Resources (U.S.A.), Inc.

/s/ "Larie Richardson"	______________
Larie K. Richardson, President	Date
Nevada North Resources U.S.A., Inc.